

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2013

<u>Via E-mail</u>
Eric Montandon
Chief Executive Officer
WWA Group, Inc.
700 Lavaca Street, Suite 1400
Austin, Texas 78701

   Re: WWA Group, Inc.
     Preliminary Information Statement on Schedule 14C
     Filed October 16, 2012
     Preliminary Proxy Statement on Schedule 14A
     Filed February 6, 2013
     File No. 000-26927

Dear Mr. Montandon:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Dietrich A. King for

            Mara L. Ransom
            Assistant Director